Matthew C. Henry
Senior Vice President, General Counsel & Secretary

Oncor Electric Delivery
1616 Woodall Rodgers Fwy
Dallas, Texas 75202
Telephone: 214.486.2000

July 8, 2020

Via EDGAR and Electronic Mail

Division of Corporation Finance

Securities and Exchange Commission

Mail Stop 3561

Washington, D.C. 20549

Attention: Karina Dorin

RE:	Oncor Electric Delivery Company LLC
Registration Statement on Form S-4
Filed June 30, 2020
File No. 333-239566

Dear Ms. Dorin:

In accordance with Rule 461 promulgated under the Securities Act of 1933, as amended, Oncor Electric Delivery Company LLC (the “Company”) hereby requests acceleration of the effectiveness of its Registration Statement on Form S-4 (Reg. No. 333-239566) at 4:00 p.m., Eastern time, on Monday, July 13, 2020, or as soon thereafter as is practicable.

Very truly yours,

Oncor Electric Delivery Company LLC

By:	/s/ Matthew C. Henry
Matthew C. Henry
Senior Vice President, General Counsel & Secretary

cc: W. Crews Lott, Baker & McKenzie LLP